United States securities and exchange commission logo





                             June 21, 2023

       James Ballengee
       Chief Executive Officer
       Vivakor, Inc.
       4101 North Thanksgiving Way
       Lehi, UT 84043

                                                        Re: Vivakor, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 31, 2023
                                                            File No. 001-41286

       Dear James Ballengee:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed May 31, 2023

       Proposal 1. Approval of Acquisition Stock Issuance
       Consequences of Not Approving the Share Issuance Proposal, page 8

   1. We note your disclosure indicating that if stockholders do not approve this proposal, you "will have to pay
the principal amount of the Notes, together with all accrued interest due thereon, on a
monthly basis in an amount equal to the Monthly Free Cash Flow (as defined in the Notes)
beginning September 20, 2022 and continuing thereafter on each successive payment
date." Please expand your disclosure to define Monthly Free Cash
                                                        Flow and provide
quantitative information regarding the principal amount and interest accrued since September
20, 2022 and due to date. In addition, disclose the consequences if the stockholders do
not approve this proposal and you are unable to meet the payment obligations that are
due pursuant to the Membership Interest Purchase Agreement.
 James Ballengee
FirstName  LastNameJames Ballengee
Vivakor, Inc.
Comapany
June       NameVivakor, Inc.
     21, 2023
June 21,
Page 2 2023 Page 2
FirstName LastName
General

2. We note that Proposal 1 is a solicitation of your stockholders for the issuance of shares upon the conversion of promissory notes issued pursuant to the Membership Interest
         Purchase Agreement, as amended, with Jorgan Development, LLC in connection with the acquisition of Silver Fuels Delhi, LLC and White Claw Colorado City, LLC. Given that this proposal involves a solicitation of stockholders for the purpose of approving the issuance of additional securities in connection with the acquisition of the above specified companies, and your stockholders will not have a separate opportunity to vote upon the transaction, pursuant to Note A of Schedule 14A, your disclosure should include all information required by Items 13 and 14 of Schedule 14A.
3. Please expand your disclosure to describe all material terms of the Acquisition
         Agreement, as amended, including provisions related to the filing of a registration statement for the Note Payment Shares and the potential consequences to the company if such registration statement is not declared effective by the Commission.
4. We note that you have not filed your Form 10-Q for the quarter ended March 31, 2023 nor have you filed a notification of inability to timely file your periodic report pursuant to
         Exchange Act Rule 12b-25. Please comply with your reporting obligation under Rule
         13a-13 of Regulation 13A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.




                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Scott E. Linsky